UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Actinium Pharmaceuticals, Inc. (formerly, Cactus Ventures, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00507W107

(CUSIP Number)

John R. Gunn, Memorial Sloan-Kettering Cancer Center, 1275 York Avenue, New York, NY 10065 (212) 639-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

8/22/2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507W107	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Memorial Sloan-Kettering Cancer Center
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,702,387
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,702,387

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (approximately 22.3%, assuming the full consummation of the Share Exchange, as described in Item 3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 00507W107	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AHLB Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,702,387
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,702,387

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (approximately 22.3%, assuming the full consummation of the Share Exchange, as described in Item 3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00507W107	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Actinium Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,702,387
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,702,387

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% (approximately 22.3%, assuming the full consummation of the Share Exchange, as described in Item 3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 00507W107	13D	Page 5 of 10 Pages

 Explanatory Note

Introduction

This Amendment No. 1 to Schedule 13D (the “Amended 13D”) amends the Schedule 13D, filed on January 18, 2013, on behalf of Memorial Sloan-Kettering Cancer Center and AHLB Holdings, LLC (the “Prior Schedule13D”) and adds Actinium Holdings Ltd. (“AHL”) as one of the “Reporting Persons.”  The Amended 13D also reflects, among other matters, the acquisition by AHL of direct ownership of shares of Common Stock referred to in Item 1 below, on August 22, 2013, through its entry on that date into the AHL Share Exchange Agreement described in Item 3 below.

Item 1. Security and Issuer.

This Amended 13D relates to the common stock, par value $0.001 per share, of Actinium Pharmaceuticals, Inc., a Delaware corporation (“API”), whose principal offices are located at 501 Fifth Avenue, 3rd Floor, New York, NY 10017.  The Prior Schedule 13D related to the common stock, par value $0.01 per share (CUSIP no. 68274T102), of Cactus Ventures, Inc, a Nevada corporation (“Cactus”).   Cactus merged into API on or about April 11, 2013.  In this Amended 13D, the terms the “Issuer” and “Common Stock” refer, for the period from and after that merger, to API and its common stock and for prior periods, to Cactus and its common stock.

Item 2. Identity and Background.

The information set forth in Item 3 is hereby incorporated herein by reference.

This Amendment 13D is being filed jointly on behalf of Memorial Sloan-Kettering Cancer Center (“MSKCC”), AHLB Holdings, LLC (“AHLB”) and Actinium Holdings, Ltd. (“AHL”; AHL, together with AHLB and MSKCC, the “Reporting Persons”).

The business address of MSKCC is 1275 York Avenue, New York, NY 10065.  MSKCC is a New York not-for-profit corporation.  MSKCC’s principal business is that of a cancer center, including patient care and research and educational programs.

The business address of AHLB is c/o MSKCC, 1275 York Avenue, New York, NY 10065. AHLB is a Delaware limited liability company and a direct, wholly-owned subsidiary of MSKCC.  AHLB is a holding company whose sole business consists of the holding of 100% of the outstanding shares of AHL.

The business address of AHL is c/o Sterling Management, Ltd., Sterling House, 16 Wesley Street, Hamilton HM 12, Bermuda (mailing address: c/o Sterling Management, Ltd., P.O. Box HM 1029, Hamilton HM CX, Bermuda).   AHL is a Bermuda corporation and a direct, wholly-owned subsidiary of AHLB.  AHL is a holding company whose sole business consists of holding the shares of Common Stock subject to this Amended Schedule 13D.

None of the Reporting Persons has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00507W107	13D	Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 2 is hereby incorporated herein by reference.

On December 28, 2012, the Issuer closed on an initial Share Exchange Agreement with Actinium Corporation (then known as Actinium Pharmaceuticals, Inc.), a Delaware corporation (“AC”), Diane S. Button, and certain of AC’s stockholders (the “Initial Share Exchange Agreement”), providing for the acquisition by the stockholders of AC of shares of Common Stock in exchange for the transfer by such stockholders to the Issuer of their shares of AC, with 0.333 shares of Common Stock being issued in exchange for each share of AC (the “Share Exchange”).   The Issuer reports that it has continued to enter into additional Share Exchange Agreements and, on August 22, 2013, the Issuer entered into a Share Exchange Agreement with additional AC stockholders, including AHL (the “AHL Share Exchange Agreement”).   AHL had previously been restored to the Bermuda Register of Companies and continued in existence, after having been struck off such register and dissolved by the Bermuda authorities for its inadvertent non-payment of annual governmental fees.

The sole officers and directors of AHL are Michael Sheffery, its President and a director, and Peter Leighton, its resident Bermuda Secretary and director.  Mr. Sheffery is a general partner of Orbimed Advisors LLC, and his address is c/o Orbimed Advisors LLC, 767 Third Avenue, 30th Floor, New York, NY 10017.  Mr. Leighton’s address is the same as that of AHL; he is the President of Sterling Management, Ltd. and related entities.

AHL acquired its shares of AC through a donation, in April 2010, in the context of the long-term licensing, research and clinical trials arrangements between MSKCC, a related party and AC.

Item 4. Purpose of the Transaction.

The information set forth in Items 2, 3 and 6 is hereby incorporated herein by reference.

The purpose of the acquisition of beneficial ownership of the shares of Common Stock subject to this Amended Form 13D (the “Shares”) by the Reporting Persons was the exchange of the shares of AC (which has no publicly-traded securities) previously held of record by AHL for shares of Common Stock, a class of securities that is publicly traded, via the participation of AHL in the Share Exchange.   AHL is permitted to transfer the Shares privately during the term of the lock-up arrangements described in Item 6 below, subject to compliance with applicable laws. Such transfers may include the transfer of beneficial ownership to an independent party, such as a broker, pursuant to a voting trust or other trust, 10b5-1 plan or other arrangement; provided that public sales are not permitted by such lock-up arrangements.  Upon the expiration of such lock-up arrangements, the Reporting Persons (or any person acting on their behalf pursuant to any transfer of beneficial ownership) may sell all or any portion of the Shares in the open-market (including pursuant to the registration rights agreements described in Item 6, if practicable) or in privately negotiated transactions, subject to market conditions and compliance with applicable laws.

The Reporting Persons intend to review the investment in the Shares from time to time (or to have such investment reviewed from time to time by any person acting on their behalf pursuant to any transfer of beneficial ownership).  Such review may result in the Reporting Persons’ sale of the Shares, maintenance of their holdings of the Shares at current levels or, if so determined, the acquisition of additional shares.  Any such actions will be dependent upon, among other things: the market price of the Common Stock; general market and economic conditions; future evaluations of the Issuer’s business, financial condition, operations and prospects; the actions of the management and Board of Directors of the Issuer; and other future developments.

As a result of the Share Exchange, the former stockholders of AC have become the controlling shareholders of the Issuer, and the Issuer became a holding company operating through AC, a clinical-stage biopharmaceutical company.  In connection with the Share Exchange, the directors of AC were appointed to the Board of Directors of the Issuer and the officers of AC were appointed as the officers of the Issuer. The Issuer has disclosed that it intends to continue to exchange shares of AC held by the remaining AC stockholders for shares of Common Stock.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

The information set forth in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)  The Reporting Persons may be deemed to share beneficial ownership of the Shares, consisting of 5,702,387 shares of Common Stock, representing approximately 23.5% of the outstanding Common Stock or approximately 22.3% of the Common Stock, assuming the consummation of the Share Exchange by all of the stockholders of AC.  These percentages are based on the number of outstanding shares of Common Stock and the number of outstanding shares of Common Stock assuming exchange of all AC shares in the Share Exchange, as reported by the Issuer in its Amendment No. 1 to its Registration Statement on Form S-1, filed on August 22, 2013.

(b)   The Reporting Persons may be deemed to share the power to vote or direct the vote of, or to dispose or direct the disposition of, all of the Shares.

(c)  Except for the acquisition of the Common Stock pursuant to the Share Exchange, as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. 00507W107	13D	Page 7 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

Lock-up Arrangements

Investment power with respect to the shares of Common Stock that may be acquired by AHL is limited by AHL’s “lock-up” letter agreement (consistent with a prior oral agreement made by AHLB on behalf of AHL, effective as of December 31, 2012), not to transfer shares of Common Stock held by AHL, subject to exceptions for certain related-party transfers, transfers to trusts and other private transfers, until, in general, the earlier of (i) December 28, 2013; or (ii) six (6) months following the effective date of the registration statement filed by the Issuer on March 15, 2013 with respect to certain shares of the Issuer held by certain private placement investors in AC.

Investor Agreements and Registration Rights

From July through October 2011, AHL agreed, in connection with AC’s concurrent private offering, to the waiver of its rights to anti-dilution adjustments in respect of its outstanding preferred stock and its preemptive rights, to the restructuring of its registration rights in favor of the private placement purchasers and to the amendment of the stockholders agreement of AC (to permit, among other transactions, the Share Exchange) and to the relinquishment of its rights to Board representation (although one director originally nominated on behalf of AHL continued to serve until her resignation, effective May 31, 2013).  AC agreed (i) not to reduce the indemnification, advancement of expenses and similar rights of present and former directors and officers of AC, (ii) until April 30, 2016 to maintain directors’ and officers’ liability insurance at least in the same manner and to the same extent as then in effect, and (iii) following any merger, asset transfer and certain other transactions to provide for the parity of such directors and officers in respect of indemnification, advancement of expenses and d&o insurance with such rights applicable to the non-continuing directors following such transactions.

During the same period, AHL effectively waived certain registration rights with respect to its AC shares; however, pursuant to the Second Amended and Restated Investor Rights Agreement, dated October 5, 2011, by and among AC, AHL and the other parties named therein and the  2012 Unit Investor Rights Agreement, dated December 19, 2012, by and among AC, AHL, the other persons identified on Exhibit A attached thereto, and the Placement Agent named therein, AHL retained certain demand and “piggyback” registration rights.  The shares to be registered by AHL will, however, in certain circumstances, subject to “cutback” (or reduction of the number of shares includible in an underwritten registration) prior to the “cutback” of the shares being registered on behalf of investors in certain recent private placements of AC.

Dispositions of Shares; Changes of Beneficial Ownership

During the pendency of the lock-up arrangements described above, AHL may transfer its shares of Common Stock privately, including by means of transfers of beneficial ownership to an independent party, such as a broker, pursuant to a voting or other trust, 10b5-1 plan or other arrangement; provided that public sales shall be subject to any such lock-up arrangements.

               References to and descriptions of agreements set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of each of such agreements, which are listed as Exhibits to this Amended Schedule 13D and incorporated by reference herein.

CUSIP No. 00507W107	13D	Page 8 of 10 Pages

Item 7. Material to Be Filed as Exhibits.

1
Share Exchange Agreement, dated December 28, 2012, by and among Cactus Ventures, Inc., Actinium Pharmaceuticals, Inc., Diane S. Button, and the shareholders of Actinium Pharmaceuticals, Inc. party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cactus Ventures, Inc. filed on January 2, 2013).

2
Registration Rights Agreement, by and among Actinium Pharmaceuticals, Inc., General Atlantic Investments Limited, and Certain Stockholders, dated June 30, 2000 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 2, 2013).

3
Letter Agreement, dated July __, 2010, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Anti-Dilution Rights) (incorporated by referenced to Exhibit 10.27 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

4
Letter Agreement, dated July __, 2011, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Registration Rights) (incorporated by referenced to Exhibit 10.29 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

5
Amendment No. 1 to June 30, 2000 Registration Rights Agreement, dated September 29, 2011 (incorporated by reference to Exhibit 10.2 to the Form 8-K/A (Amendment No. 1) of Cactus Ventures, Inc., filed on January 4, 2013).

6
First Amended and Restated Stockholders Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, N.V. Organon, and the Stockholders Listed Therein, dated October 5, 2011 (incorporated by reference to Exhibit 10.3 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

7
Second Amended and Restated Investor Rights Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, and the Investors Listed Therein, dated October 5, 2011 (incorporated by reference to Exhibit 10.4 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

8
2012 Unit Investor Rights Agreement, dated December 19, 2012, by and among Actinium Pharmaceuticals, Inc., the persons identified on Exhibit A attached thereto, and the Placement Agent named therein (incorporated by reference to Exhibit 10.20 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

9
Share Exchange Agreement, dated as of August 22, 2013, by and among Actinium Pharmaceuticals, Inc., Actinium Corporation and the shareholders of Actinium Corporation party thereto (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Registration Statement on Form S-1 of Actinium Pharmaceuticals, Inc., filed on August 22, 2013).

10
Lock-up Letter Agreement, dated as of August 22, 2013, entered into by Actinium Holdings Ltd. (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement on Form S-1 of Actinium Pharmaceuticals, Inc., filed on August 22, 2013).

99.1
Joint Filing Agreement, dated January 18, 2013, among Memorial Sloan-Kettering Cancer Center and AHLB Holdings, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Memorial Sloan Kettering Cancer Center and AHLB Holdings, LLC on January 18, 2013).

99.2	Joint Filing Agreement, dated August 22, 2013, among Memorial Sloan-Kettering Cancer Center, AHLB Holdings, LLC and Actinium Holdings Ltd. (filed herewith).

CUSIP No. 00507W107	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2013
MEMORIAL SLOAN-KETTERING CANCER CENTER

By:	/s/ John R. Gunn
Name: John R. Gunn
Title: Executive Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2013
AHLB HOLDINGS, LLC
By:	MEMORIAL SLOAN-KETTERING CANCER CENTER, its sole member

By:	/s/ John R. Gunn
Name: John R. Gunn
Title: Executive Vice President

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 22, 2013
ACTINIUM HOLDINGS LTD.

By:	/s/ Michael Sheffery
Name: Michael Sheffery
Title: President and Director

CUSIP No. 00507W107	13D	Page 10 of 10 Pages

EXHIBIT INDEX

1
Share Exchange Agreement, dated December 28, 2012, by and among Cactus Ventures, Inc., Actinium Pharmaceuticals, Inc., Diane S. Button, and the shareholders of Actinium Pharmaceuticals, Inc. party thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cactus Ventures, Inc. filed on January 2, 2013).

2	Registration Rights Agreement, by and among Actinium Pharmaceuticals, Inc., General Atlantic Investments Limited, and Certain Stockholders, dated June 30, 2000

3	Letter Agreement, dated July __, 2010, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Anti-Dilution Rights).

4	Letter Agreement, dated July __, 2011, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Registration Rights)

5	Amendment No. 1 to June 30, 2000 Registration Rights Agreement, dated September 29, 2011.

6	First Amended and Restated Stockholders Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, N.V. Organon, and the Stockholders Listed Therein, dated October 5, 2011

7	Second Amended and Restated Investor Rights Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, and the Investors Listed Therein, dated October 5, 2011.

8	2012 Unit Investor Rights Agreement, dated December 19, 2012, by and among Actinium Pharmaceuticals, Inc., the persons identified on Exhibit A attached thereto, and the Placement Agent named therein.

9
Share Exchange Agreement, dated as of August 22, 2013, by and among Actinium Pharmaceuticals, Inc., Actinium Corporation and the shareholders of Actinium Corporation party thereto (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Registration Statement on Form S-1 of Actinium Pharmaceuticals, Inc., filed on August 22, 2013).

10
Lock-up Letter Agreement, dated as of August 22, 2013, entered into by Actinium Holdings Ltd. (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registration Statement on Form S-1 of Actinium Pharmaceuticals, Inc., filed on August 22, 2013).

99.1
Joint Filing Agreement, dated January 18, 2013, among Memorial Sloan-Kettering Cancer Center and AHLB Holdings, LLC. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Memorial Sloan Kettering Cancer Center and AHLB Holdings, LLC on January 18, 2013).

99.2	Joint Filing Agreement, dated August 22, 2013, among Memorial Sloan-Kettering Cancer Center, AHLB Holdings, LLC and Actinium Holdings Ltd. (filed herewith).